UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, $0.01 Par Value, with an Exercise Price Greater than $14.37 Per Share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Paul D. Delva

Senior Vice President, General Counsel and Secretary

Fairchild Semiconductor International, Inc.

82 Running Hill Road

South Portland, Maine 04106

(207) 775-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, NW

Washington, DC 20036

(202) 955-8500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$5,563,767	$310.46

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $5,563,767 calculated using the Black-Scholes method based on a price per share of common stock of $6.93, the average of the high and low prices of the Issuer’s common stock as reported on the New York Stock Exchange on June 4, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Form or Registration No.: Not applicable.
Filing Party: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated June 9, 2009, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The issuer is Fairchild Semiconductor International, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 82 Running Hill Road, South Portland, ME 04106 and the telephone number of its principal executive offices is (207) 775-8100.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock previously granted under the Fairchild Semiconductor Stock Plan, the 2000 Executive Stock Option Plan and the Fairchild Semiconductor 2007 Stock Plan (the “Plan”) that have an exercise price per share greater than $14.37 (the “eligible options”) for new restricted stock units (“RSUs”). Each new RSU will be issued under the Plan. As of June 3, 2009, options to purchase approximately 8,500,964 shares of the Company’s common stock were eligible for exchange in the exchange offer. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(B).

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” Section 2 – “Number of options; expiration date,” Section 6 – “Acceptance of options for exchange and issuance of RSUs,” Section 8 – “Price range of shares underlying the options” and Section 9 – “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 8 – “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 11 – “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” Section 2 – “Number of options; expiration date,” Section 4 – “Procedures for electing to exchange options,” Section 5 – “Withdrawal rights and change of election,” Section 6 – “Acceptance of options for exchange and issuance of RSUs,” Section 9 – “Source and amount of consideration; terms of RSUs,” Section 12 – “Status of options acquired by us in the offer; accounting consequences of the offer,” Section 14 – “Material income tax consequences” and Section 15 – “Extension of offer; termination, amendment” is incorporated herein by reference.

(b) Purchases. Members of the Company’s Board of Directors and executive officers are not eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under Section 11 – “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 2 – “Number of options; expiration date” and Section 11 – “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Plan and the related form of RSU award agreement attached hereto as Exhibits (d)(1)-(d)(2) also contain information regarding the Company’s securities.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offer to Exchange under Section 3 – “Purposes of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 – “Acceptance of options for exchange and issuance of RSUs” and Section 12 – “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and Section 3 – “Purposes of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 9 – “Source and amount of consideration; terms of RSUs” and Section 16 – “Fees and expenses” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 9 – “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 11 – “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 11 – “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

Not applicable.

Item 10.	Financial Statements

(a) Financial Information. The information set forth in Item 8. Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008 and in Item 1. Consolidated Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2009 is incorporated herein by reference. The financial information contained in the Offer to Exchange under Section 10 – “Information concerning Fairchild” and Section 18 – “Financial Information” and referenced in Section 17 – “Additional information” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risks of Participating in this Offer,” Section 13 – “Legal matters; regulatory approvals” and Section 14 – “Material income tax consequences” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units.

(a)(1)(B)	Election Form.

(a)(1)(C)	Notice of Withdrawal/Change of Election Form.

(a)(1)(D)	Form of Cover Letter to Certain Eligible Option Holders Regarding the Stock Option Exchange Offer.

(a)(1)(E)	Form of E-mail Communication to Eligible Option Holders Announcing Program Launch.

(a)(1)(F)	Form of E-mail Communication Reminder to Eligible Option Holders.

(a)(1)(G)	Screen shots from Stock Option Exchange Program Web Site.

(a)(1)(H)	Form of Option Exchange Expiration and Confirmation Email Communication to Participants.

(a)(1)(I)	Form of Option Exchange Expiration and Confirmation Email Communication to Non-Participants.

(a)(1)(J)	Form of Communication Rejecting the Election Form.

(a)(1)(K)	Form of Communication Rejecting the Notice of Withdrawal/Change of Election Form.

(b)	Not applicable.

(d)(1)	Fairchild Semiconductor 2007 Stock Plan, incorporated by reference from Fairchild Semiconductor International, Inc.’s current report on Form 8-K, filed on May 9, 2008.

(d)(2)	Form of RSU Award Agreement.

(g)	Not applicable.

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/S/ PAUL D. DELVA
Name:	Paul D. Delva
Title:	Senior Vice President, General Counsel and Secretary

Date: June 9, 2009